Learnie

LEARNIE IS A FOR-MISSION, FOR-PROFIT COMMUNITY LEARNING PLATFORM TRANSFORMING THE WAY THE WORLD LEARNS.



WHAT'S A LEARNIE?



A **LEARNIE** IS A MICROLEARNING COURSE MADE UP OF **LEARNING BURSTS** WHICH CAN BE MADE BY ANYONE VIA MOBILE APP OR WEB



LEARNING BURSTS ARE UNLIMITED :30 SECOND VIDEO LESSONS CREATED AND UPLOADED IN-APP OR VIA YOUTUBE. COGNITIVE BREAKS BETWEEN BURSTS PROVIDE QUIZZES, POLLS AND SURVEYS.

WHAT ARE LEARNING BURSTS?



HOW CAN I USE LEARNIE?





LEARNIE FOR EVERYONE IS **FREE** IN THE APP STORE AND **LEARNIE ENTERPRISE** IS AVAILABLE AS SUBSCRIPTIONS

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Learnie FOR EVERYONE

- FREE & UNLIMITED USE
- SHARE WITH FRIENDS
- MICROLEARNING ON 1,000S OF SUBJECT AREAS
- TRANSCRIPTS
- PROFILES

Learnie ENTERPRISE

- PRIVATE COHORTS
- LEARNING JOURNEY CURRICULA
- YOUTUBE UPLOAD
- BRANDED FOR YOUR BIZ OR ORG
- REPORTING AND COMMUNITY ANALYTICS



IS LEARNIE EASY TO USE?



YES, IT'S JUST **3 SIMPLE SCREENS:**

1 HOME   **2** LEARNIE BUILDER   **3** PROFILE

CONTACT LEARNIE TODAY!